UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________.

Commission file number:  1-644

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COLGATE-PALMOLIVE COMPANY EMPLOYEES SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COLGATE-PALMOLIVE COMPANY

300 PARK AVENUE, NEW YORK, NY 10022

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN

All other schedules were omitted as they are not applicable or not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Exhibit:

23.1 Consent of Grant Thornton LLP

Index

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Relations Committee of the Colgate-Palmolive Company
Colgate-Palmolive Company Employees Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of Colgate-Palmolive Company Employees Savings and Investment Plan (“the Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Colgate-Palmolive Company Employees Savings and Investment Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP
New York, New York
June 18, 2010

Index

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009 AND 2008
(Dollars in thousands)

	2009	2008
Assets

Cash and cash equivalents	$18,363	$17,912
Investments at fair value	2,510,933	2,147,523
Participant loans	17,544	17,050
Receivables:
Due from brokers for securities sold	43	7
Participant contributions receivable	1,153	1,107
Accrued interest and dividends	436	564
Total receivables	1,632	1,678

Total assets	$2,548,472	$2,184,163

Liabilities

Due to brokers for securities purchased	$125	$171
Current and long-term notes payable		74,441
Long-term notes payable to Colgate-Palmolive Company	143,134	118,829
Accrued interest on current and long-term notes	4,174	6,754

Total liabilities	147,433	200,195

Net assets available for benefits at fair value	$2,401,039	$1,983,968
Adjustments from fair value to contract value relating to fully benefit-responsive investment contracts	(5,547)	(2,558)
Net assets available for benefits	$2,395,492	$1,981,410

The accompanying notes are an integral part of these financial statements.

Index

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009
(Dollars in thousands)

Additions

Net investment income:
Interest	$6,186
Dividends	48,348
Appreciation in the fair value of investments, net	402,911
Interest expense on current and long-term notes	(9,332)
Net investment income	448,113

Contributions:
Employer contributions	25,463
Participants’ contributions	39,706
Total contributions	65,169

Total additions	513,282

Deductions

Administrative expenses	(3,033)
Distributions to participants	(96,167)
Total deductions	(99,200)

Increase in net assets available for benefits	414,082
Net assets available for benefits – beginning of year	$1,981,410

Net assets available for benefits – end of year	$2,395,492

The accompanying notes are an integral part of this financial statement.

Index

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

1.	Description of the Plan

The Colgate-Palmolive Company Employees Savings and Investment Plan (the "Plan") is a defined contribution plan sponsored by Colgate-Palmolive Company (the "Company"). The Plan is subject to the reporting and disclosure requirements, participation and vesting standards, and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan also contains a leveraged Employee Stock Ownership Plan ("ESOP").  State Street Global Advisors (the “ESOP trustee”), a division of State Street Bank & Trust Company, is the trustee of Funds D and E (the “ESOP trust”). Bank of New York Mellon is the trustee of the remaining funds.

The Plan offers a Savings Program which includes an Employer Match, a Success Sharing Program, a Bonus Savings Account Program, an Income Savings Account Program and a Retiree Insurance Program. The provisions below, applicable to the Plan participants, provide only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

As of December 31, 2009, the Plan maintained the following funds:

Name of Fund	Description of the type of investment
Short Term Fixed Income Fund (Fund A)	Guaranteed investment contracts and cash reserve funds
Colgate Common Stock Fund (Fund B)	Colgate-Palmolive Company Common Stock and cash reserve funds
Colgate Preferred Stock Fund (Fund D)	Colgate-Palmolive Company Series B Convertible Preferred Stock (the ESOP trust)
Colgate Common Stock Fund (Fund E)	Colgate-Palmolive Company Common Stock (the ESOP trust)
Vanguard Wellington Fund (Fund J)	Common stocks and fixed income securities
Vanguard Institutional Index Fund (Admiral shares) (Fund K)	Equity securities included in the S&P 500 Index in similar proportion
American Funds EuroPacific Growth Fund (Fund L)	Primarily equity securities of companies outside the U.S., primarily in Europe and the Asia/Pacific region
Western Asset Core Plus Fixed Income Fund (Fund N)	Diversified debt portfolio of U.S. government, corporate, mortgage and asset-backed securities
Neuberger Berman Genesis Fund (Fund O)	Primarily common stocks of small capitalization companies (total market value of no more than $1.5 billion at the time the fund first invests in them)
TCW Value Opportunities Fund (Fund P)	Primarily common stocks of companies with capitalizations (at the time of acquisition) in the range of companies included in the Russell MidCap Value Index
T. Rowe Price Growth Stock Fund (Fund Q)	Normally invests in the common stock of a diversified group of growth companies with an above-average rate of earnings growth
Eaton Vance Large Cap Value Fund (Fund R)
Primarily invests in dividend paying value stocks of large-cap companies, which have market capitalizations equal to or greater than the median capitalization of companies included in the Russell 1000 Value Index

Index

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

ESOP

In accordance with the terms of the Plan, on June 19, 1989, the ESOP trust issued $410,030 of long-term notes due at various dates through 2009 bearing an average interest rate of 8.7 percent. The ESOP trust used the proceeds of the notes to purchase 6.3 million shares of the Company’s Series B Convertible Preference Stock (“Preference stock”) from the Company. These notes, which were guaranteed by the Company, were repaid in July 2009.

As a means of extending the benefits of the ESOP to participants over a longer period, the ESOP trust and the Company entered into a loan agreement in June 2000 under which the Company may loan up to $300,000 through 2009 to the ESOP with repayment scheduled no later than December 31, 2035. Repayments of principal and interest will be funded through future contributions and dividends from the Company. During 2009, the Company contributed $25,463 to the ESOP trust. The Company has guaranteed minimum funding of $130,000, on a present value basis, in excess of debt service requirements. As of December 31, 2009 and 2008, the ESOP trust had outstanding borrowings from the Company of $143,134 and $118,829, respectively, bearing an average interest rate of 5.83 percent.  The fair value of the outstanding notes payable to the Company at December 31, 2009 and 2008 was estimated at $175 million and $193 million, respectively, based on current interest rates for debt with similar maturities.

Each share of Preference stock is convertible into eight shares of the Company’s common stock at the discretion of the ESOP trustee. All Preference stock must be converted into the Company’s common stock or redeemed in cash upon reallocation to other funds or withdrawal from the Plan. The Preference stock has a minimum redemption price of $65 U.S. dollars per share and pays dividends of $4.88 U.S. dollars per annum, payable semi-annually, or, if higher, the dividend paid on eight shares of the Company’s common stock for the comparable period.

Dividends of $13.76 U.S. dollars per share were paid on the Preference stock during 2009. Dividends on the Preference stock are paid to the ESOP trustee. These dividends, together with the Company contributions, dividends on the Company’s common stock in Fund E and borrowings from the Company, were used by the ESOP trustee to repay principal and interest on the long-term notes.

A portion of the Preference stock is released for allocation to participants semi-annually based on the ratio of debt service for the period to total debt service over the remaining scheduled life of all ESOP debt. As of December 31, 2009 and 2008, 1,305,666 and 1,242,530 Preference shares (valued at $858,084 and $681,304) were allocated to employee accounts in the Plan, and the balance of 1,301,875 and 1,541,645 shares (valued at $855,592 and $845,315) remain to be allocated, respectively. The ESOP released shares are allocated to fund the employer portion of all the S&I Plan programs in the following manner:

(1)	Pursuant to the Company’s matching contribution under the Savings Program,
(2)	Pursuant to the Success Sharing Program,
(3)	Pursuant to the Bonus Savings Account Program,
(4)	Pursuant to the Income Savings Account Program, and
(5)	Pursuant to the Retiree Insurance Program

Index

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

Savings Program

Participant Contributions
Employees eligible to participate in the Savings Program of the Plan must meet certain minimum hourly service requirements, be at least 18 years old and have completed three months of service, as defined by the Plan. Under the Savings Program, employees generally can contribute to the Plan between 1 percent and 25 percent of their recognized earnings (the greater of total compensation paid during the previous calendar year minus items such as reimbursement of moving expenses and special awards, or regular salary as of the most recent January 1 plus commissions and bonuses paid in the prior year). Employees who are not "highly compensated", as defined by the Internal Revenue Code ("IRC"), may contribute any combination up to 25 percent of their recognized earnings on either a before-tax (subject to certain IRC limitations) or after-tax basis.  Employees who are highly compensated may contribute as follows: those employees whose 2009 recognized earnings were less than $129.9 were limited to 12 percent of their recognized earnings, those employees whose 2009 recognized earnings were between $130.0 and $244.9 were limited to 10 percent of their recognized earnings and those employees whose 2009 recognized earnings equaled or exceeded $245.0 were limited to 8 percent of their recognized earnings.  Participants may suspend or resume contributions, change their contribution rate and the allocation of their contributions between before-tax and after-tax earnings on a daily basis. Plan participants are always fully vested in their contributions and related investment earnings. Under the IRC, the maximum allowable pre-tax contribution for participants was $16.5 in 2009 and $15.5 in 2008.  Participants who are expected to reach or are over the age of 50 during the Plan year and are making the maximum contribution are eligible to make additional catch-up contributions. Under the Internal Revenue Code, the maximum allowable catch-up contribution was $5.5 for 2009 and $5.0 for 2008, on a pre-tax basis.

Participant Accounts
Each participant account is credited with participant contributions and the Company’s matching contributions, as well as allocations of fund earnings or losses, and expenses. Allocations are based on participant earnings or account balances, as defined. Certain participant investment accounts are also charged with monthly investment service fees, depending on fund elections. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Company Matching Contributions
The Company and wholly-owned subsidiaries to which the Plan has been extended, make matching contributions of 50 percent to 70 percent of employee contributions up to 6 percent of recognized earnings, depending on years of service.  Company matching contributions for employees participating in the Savings Program are made in the form of Preference stock and are diversifiable after participants complete three years of service or reach age 55, whichever comes first.  Participants are 50 percent vested in the Company matching contributions after two years of service and fully vested after three years of service or upon reaching age 55, becoming permanently disabled, or in the event of death or Plan termination.

Distributions
Participating employees can receive a distribution from the Plan due to retirement, permanent disability, termination or death, or by voluntary partial withdrawal.  Settlement is made in accordance with provisions of the Plan and the requirements of the IRC.  Unvested Company matching contributions will be forfeited in the event of termination.  A participant may withdraw his/her before-tax contributions only if, in the judgment of the Employee Relations Committee of the Company (the "Committee"), the withdrawal is due to financial hardship as defined in the Plan, or is within the administrative rules of the Committee and Federal tax laws.

Index

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

Forfeitures
After the earlier of the distribution of the terminated participant’s vested account balances or the fifth anniversary of the participant’s termination, nonvested employer account balances are returned to the unallocated pool of Colgate Preference stock and become available to the Company to pay for administrative expenses incurred by the Plan and/or to reduce future Company matching contributions.  Forfeitures for the year ended December 31, 2009 and 2008 totaled $131 and $236, respectively.

Funds
Participating employees may direct their current contributions to be allocated among any of the funds, other than Funds D and E (the ESOP trust), in multiples of 1 percent.  Participants may diversify the Company matching contributions in which they are fully vested among any of the other investment fund choices in the Plan, beginning the earlier of reaching age 55 or the third anniversary of their date of hire.  Participants may change how future contributions will be invested on a daily basis.

Incoming Rollovers
The Plan permits incoming rollovers of before-tax money from Section 403(b) plans and governmental Section 457 plans, as well as both before-tax and after-tax money from other companies’ qualified plans.

Participant Loans
Participants who have $1,000 U.S. Dollars or more in the Plan may borrow from the total of their fund accounts, a minimum of $500 U.S. Dollars up to a maximum equal to the lesser of $50,000 U.S. Dollars (subject to certain offsets for prior loans) or 50 percent of their vested balance, excluding any amounts previously transferred from the prior Colgate-Palmolive Employee Stock Ownership Plan, the Success Sharing Account and Retiree Insurance Account.  Participants are allowed to have two loans outstanding and only one of these loans can be related to the purchase of a principal residence.  The loans are secured by the balance in the participant’s account and bear a fixed rate of interest equal to the prime rate as listed in The Wall Street Journal on the first business day of the month in which the loan was requested. Principal and interest are paid ratably via payroll deductions. Loans outstanding at December 31, 2009 had interest rates ranging from 3.3% to 11.5% and maturities through 2024.

Success Sharing Program

The Success Sharing Program is designed to enable the Company to share its financial success with employees.  Under the Success Sharing Program, a Success Sharing Account (“SSA”) has been established within the Plan for each eligible employee.  As the Company meets or exceeds annual financial targets, shares of Preference stock are allocated to employee accounts according to a pre-determined formula.  To be eligible, an individual generally must be employed by the Company on a full-time basis, be at least 18 years old and on the payroll from at least June 30 through the last day of the year.  Part-time employees with benefits are also eligible.  Employees are at all times fully vested in the value of their SSA.  Participants may on a daily basis diversify up to 100 percent of their SSA among any of the other investment fund choices in the Plan beginning in the year they reach age 55 or the third anniversary of their date of hire, whichever comes first.

Index

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

Bonus Savings Account Program

The Bonus Savings Account (“BSA”) Program is designed to enable each eligible employee to receive all or a portion of his / her bonus in Preference stock.  Under this program, a BSA allocation is credited to each eligible employee’s BSA established within the Plan.  The portion of an employee’s bonus that can be allocated within the BSA program is determined based on the bonus amount earned, the total number of shares of Preference stock available for allocation, and other factors such as an employee’s income level and Internal Revenue Service (“IRS”) rules.  This program is generally available to all employees in the United States who are participants in the Plan.  However, due to IRS restrictions, employees who have not had Retiree Insurance Account or SSA balances for at least two years in the Plan are unable to participate in the program, and employees with fewer than five years of service may be ineligible to receive a BSA allocation with respect to certain bonus periods.  Employees are at all times fully vested in the value of their BSA and may elect to withdraw the balance of this account from the Plan immediately or at a later date.  Participants may on a daily basis diversify up to 100 percent of their BSA among any of the other investment fund choices in the Plan.  There are no age or service restrictions involved on this ability to diversify.

Income Savings Account Program

The Income Savings Account (“ISA”) Program is designed to enable each eligible employee to receive a portion of his / her income in the form of Preference stock.  Under this program, an ISA allocation of Preference stock is made each year to each eligible employee’s ISA.  This program is available to active full-time employees and part-time employees with benefits in the United States, with at least five years of service. Employees are at all times fully vested in the value of their ISA and may elect to withdraw the balance of this account from the Plan immediately or at a later date.  Participants may on a daily basis diversify up to 100 percent of their ISA among any of the other investment fund choices in the Plan. There are no age or service restrictions involved on this ability to diversify.

Retiree Insurance Program

The Retiree Insurance Program is designed to provide funds that can be used by employees to purchase health and life insurance upon retirement.  Under the Retiree Insurance Program, a Retiree Insurance Account (“RIA”) has been established within the Plan for each eligible employee.  Each year, shares of Preference stock are allocated to each employee’s RIA.  The number of shares allocated is determined at the discretion of the Committee based upon the total number of shares available for allocation, actuarial assumptions and targeted funding of retiree health and life insurance.  To be eligible for an allocation into an RIA, employees must be at least 18 years old, employed with the Company or a participating subsidiary on a full-time basis, and on the payroll on the last day of the year.  Participants with two years of service are 25 percent vested, three years of service are 50 percent vested, four years of service are 75 percent vested, and participants are fully vested after five years of service or upon reaching age 55, becoming permanently disabled, or in the event of death or Plan termination. Participants may on a daily basis diversify up to 100 percent of their RIA among any of the other investment fund choices in the Plan beginning in the year they reach age 55 or the third anniversary of their date of hire, whichever comes first.

Index

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at anytime and to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination of the Plan, the Committee shall compute the value of the accounts of the participants which shall be fully vested and non-forfeitable.  The accounts of each participant shall be distributed in a lump sum.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.  Distributions to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Cash and Cash Equivalents

The Plan considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Investment Valuation and Income Recognition

The Preference stock is stated at the greater of $65 par value or the fair value of eight shares of the Company’s common stock. Participant loans receivable are stated at cost plus accrued interest, which approximates fair value. Plan investments, other than the Plan’s investments in guaranteed investment contracts, are stated at fair value based on quoted market prices or as otherwise determined by Bank of New York Mellon, the Plan’s trustee.

The Plan has entered into fully benefit-responsive guaranteed investment contracts (“GICs”) with insurance companies, banks and other financial institutions. The GICs represent investments that have fixed income securities paired with benefit-responsive wrap contracts. Wrap contracts are issued by high-quality financial institutions and have two main roles: to provide a fixed rate of interest for a specified period of time and to enable the fund to pay participant-initiated withdrawals at book value.

The Statements of Net Assets Available for Benefits present both the fair value of the GICs and the adjustment of the fully benefit-responsive GICs from fair value to contract value.  The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Index

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

In certain circumstances, the amount withdrawn from the GICs would be payable at fair value rather than at contract value.  These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the contract issuer’s underwriting criteria for issuance of a similar contract. Such circumstances resulting in the payment of benefits at market value rather than contract value are not considered probable of occurring in the foreseeable future.

Examples of events that would permit a contract issuer to terminate a contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.  If one of these events was to occur, the contract issuer could terminate the contract at the market value of the underlying investments (or in the case of traditional GICs, at the hypothetical market value based upon a contractual formula).

Purchases and sales are recorded on a trade date basis. Realized gains and losses from security transactions are reported on the average cost method. Dividend income is recorded on the ex-dividend date.

Administration

The Plan is administered by the Committee for the benefit of the participants. Administrative expenses are paid by the Plan.

3.	Tax Status

The Company has obtained a determination from the Internal Revenue Service in a letter dated March 20, 2003 that the Plan, as amended and restated as of October 1, 1999, qualifies under Sections 401(a), 401(k) and 4975(e)(7) of the IRC, and that the related Trusts are exempt from Federal income taxes under Section 501(a) of the IRC.  The Plan has been amended since receiving the determination letter.  However, the Committee and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

4.	Investments and Fair Value Measurements

Investments

The Plan has investments in Colgate-Palmolive Company Common Stock and Colgate-Palmolive Company Series B Convertible Preference Stock, mutual funds, cash reserve funds and GICs.

Index

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

The following investments represent 5 percent or more of the Plan’s net assets as of December 31:

	2009	2008
Colgate-Palmolive Company Common Stock, 2,342,513 and 2,382,650 shares, respectively	$192,437	$163,307

Colgate-Palmolive Company Series B Convertible Preference Stock, 2,607,541 and 2,784,175 shares, respectively	$1,713,676	$1,526,619

A portion of the investments shown above are nonparticipant-directed investments (see Note 5).

During 2009, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value as follows:

Equity securities:
Colgate-Palmolive Company Common Stock	$33,512
Colgate-Palmolive Company Series B Convertible Preference Stock	283,895
Total equity securities	317,407

Investments in registered investment companies	85,504
Total net appreciation in the fair value of investments	$402,911

The GICs carry a crediting interest rate established at inception and reset periodically (typically quarterly) to approximate the interest earnings of the underlying investments, subject to certain minimums. For 2009, the average yield and the average crediting interest rate on the investment contracts were 2.4 percent and 3.2 percent, respectively. For 2008, the average yield and the average crediting interest rate on the investment contracts were 3.3 percent and 3.8 percent, respectively.

The contract value of a GIC is the relevant measurement for the portion of the net assets available for benefits attributable to a certain investment contract.  The contract values of the GICs were $134,975 and $129,725 at December 31, 2009 and 2008, respectively.  The fair values of the GICs were $140,522 and $132,283 at December 31, 2009 and 2008, respectively. In accordance with the provisions of the Plan, issuers of GICs must have a credit rating of AA- or better under the fund manager’s investment rating system.  Accordingly, there are no reserves against contract value for credit risk of the contract issuer or otherwise.

Fair Value Measurements

The Plan uses available market information and other valuation methodologies in assessing the fair value of financial instruments. Judgment is required in interpreting market data to develop the estimates of fair value and, accordingly, changes in assumptions or the estimation methodologies may affect the fair value estimates.

Assets and liabilities carried at fair value are required to be classified and disclosed in one of the following three categories:

Index

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs reflecting the reporting entity’s own assumptions.

Fair Value Measurements and Disclosures Topic of the Financial Accounting Standards Board (FASB) Codification establishes a hierarchy which requires an entity to maximize the use of quoted market prices and minimize the use of unobservable inputs. An asset or liability’s level is based on the lowest level of input that is significant to the fair value measurement.

The valuation methodologies used for the Plan assets measured at fair value are as follows:

Colgate-Palmolive Company Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Colgate-Palmolive Company Series B Convertible Preference Stock: Valued as Colgate-Palmolive Common Stock closing price reported on the active market on which the individual securities are traded multiplied by eight.
Mutual funds: Valued at the net asset value of shares held by the Plan at year end.
Cash reserve funds: Valued at cost plus accrued interest, which approximates fair value.  The funds have no restrictions from redemption.
Guaranteed investment contracts: Valued at the total of the fair value of the underlying securities.
Participant loans: Valued at cost plus accrued interest, which approximates fair value.

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value at December 31, 2009:

	Fair Value Measurements at December 31, 2009
	Level 1	Level 2	Level 3	Total
Colgate-Palmolive Company Common Stock	$192,437	$—	$—	$192,437
Colgate-Palmolive Company Series B Convertible Preference Stock	1,713,676	—	—	1,713,676
Mutual funds	438,764	—	—	438,764
Cash reserve funds	25,534	—	—	25,534
Guaranteed investment contracts	—	140,522	—	140,522
Participant loans	—	—	17,544	17,544
Total Assets at Fair Value	$2,370,411	$140,522	$17,544	$2,528,477

Index

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value at December 31, 2008:

	Fair Value Measurements at December 31, 2008
	Level 1	Level 2	Level 3	Total
Colgate-Palmolive Company Common Stock	$163,307	$—	$—	$163,307
Colgate-Palmolive Company Series B Convertible Preference Stock	1,526,619	—	—	1,526,619
Mutual funds	306,451	—	—	306,451
Cash reserve funds	18,863	—	—	18,863
Guaranteed investment contracts	—	132,283	—	132,283
Participant loans	—	—	17,050	17,050
Total Assets at Fair Value	$2,015,240	$132,283	$17,050	$2,164,573

The following table presents a reconciliation of Level 3 Plan assets measured at fair value for the year ended December 31, 2009:

Level 3 Assets
Participant loans
Beginning balance as of January 1, 2009	$17,050
Issuances, repayments and accrued interest, net	494
Ending balance as of December 31, 2009	$17,544

Index

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

5.	ESOP Trust

Information about the net assets and significant components of the changes in net assets relating to the investments maintained in Funds D and E is as follows:

	December 31,
	2009	2008
Assets:
Cash and cash equivalents	$18,363	$17,822
Fixed income liquid reserve fund	1,518	454
Colgate-Palmolive Company Common Stock	34,054	32,236
Colgate-Palmolive Company Series B Convertible Preference Stock	1,713,676	1,526,619
Accrued interest and dividends receivable	—	2
Total assets	$1,767,611	$1,577,133

Liabilities:
Current and long-term notes payable	$—	$74,441
Long-term notes payable to Colgate-Palmolive Company	143,134	118,829
Accrued interest on current and long-term notes	4,174	6,754
Total liabilities	147,308	200,024
Net assets available for benefits	$1,620,303	$1,377,109

Year Ended December 31, 2009
Changes in net assets available for benefits:
Employer contributions	$25,463
Dividends and interest, net of fees	33,647
Net appreciation in the fair value of investments	289,558
Transfers to other funds	(24,508)
Interest expense on current and long-term notes	(9,332)
Distributions to participants	(71,634)
Increase (decrease) in net assets available for benefits	$243,194

The Colgate-Palmolive Company Series B Convertible Preference Stock allocated to participants (see Note 1) include nonparticipant-directed investments of 7,150 shares valued at $4,699 and 7,118 shares valued at $3,903 as of December 31, 2009 and 2008, respectively.

6.	Reconciliation to Form 5500

At December 31, 2009 and 2008, benefit distributions that have been processed and approved for payment as of such date but not yet paid of $76 and $447, respectively, are not reflected in the financial statements.  For reporting to the Department of Labor, these amounts are reported as a liability on the Form 5500.

Index

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

7.	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

8.	Related Party Transactions

Certain investments within the Employee Benefit Temporary Investment FD II Fund are shares of funds managed by Bank of New York Mellon, the trustee of the Plan. Certain investments within the Dreyfus Treasury Prime Fund are shares of funds managed by Bank of New York Mellon’s affiliate, Dreyfus. These transactions qualify as party-in-interest transactions that are allowable under ERISA. As of December 31, 2009, the Plan had $4,216 and $21,318 invested in the Employee Benefit Temporary Investment FD II Fund and Dreyfus Treasury Prime Fund, respectively. As of December 31, 2008, the Plan had $1,123 and $17,740 invested in the Employee Benefit Temporary Investment FD II Fund and Dreyfus Treasury Prime Fund, respectively. Administrative fees paid to Bank of New York Mellon for the twelve months ended December 31, 2009 were $242.

The Plan is also invested in Colgate-Palmolive Company Common Stock and Series B Convertible Preference Stock, as disclosed in Note 4.

Index

SIGNATURES

The Plan:
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
(Name of Plan)

Date: June 18, 2010	/s/ Stephen C. Patrick
Stephen C. Patrick
Chief Financial Officer
Colgate-Palmolive Company

Date: June 18, 2010	/s/ Dennis J. Hickey
Dennis J. Hickey
Vice President and Corporate Controller
Colgate-Palmolive Company

Index

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
PARTICIPANT LOANS
AS OF DECEMBER 31, 2009
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

	Participant loans, maturities ranging from 1 to 15 years	3.3% - 11.5%	$17,544

	Total Participant Loans		$17,544

Index

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT-TERM FIXED INCOME FUND (FUND A)
AS OF DECEMBER 31, 2009
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

*	Dreyfus Treasury Prime Fund, 0.00%	21,318,140	$21,318

	Guaranteed Investment Contracts:

	Bank of America, 3.84%	35,027,169	35,027
	ING Life & Annuity, 3.86%	35,062,380	35,063
	NATIXIS Financial Products, Inc., 3.89%	35,405,148	35,405
	State Street Bank, 3.84%	35,027,169	35,027

	Total Guaranteed Investment Contracts:		$140,522

	Total Fund A		$161,840

*	Represents a Party-In-Interest.

Index

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
COLGATE COMMON STOCK FUND (FUND B)
AS OF DECEMBER 31, 2009
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

*	Employee Benefit Temporary Investment FD II	2,698,258	$2,698

*	Colgate-Palmolive Co. Common Stock	1,927,978	158,383

	Total		$161,081

*	Represents a Party-In-Interest.

Index

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
COLGATE PREFERRED STOCK FUND (FUND D)
AS OF DECEMBER 31, 2009
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Employee Benefit Temporary Investment FD II	1,092,162	$1,092	$1,092

*	Colgate-Palmolive Co. Series B Conv. Preference Stock	2,607,541	169,492	1,713,676

	Total		$170,584	$1,714,768

*	Represents a Party-In-Interest.

Index

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
COLGATE COMMON STOCK FUND (FUND E)
AS OF DECEMBER 31, 2009
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Employee Benefit Temporary Investment FD II	425,533	$426	$426

*	Colgate-Palmolive Co. Common Stock	414,535	920	34,054

	Total		$1,346	$34,480

*	Represents a Party-In-Interest.

Index

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
VANGUARD WELLINGTON FUND (FUND J)
AS OF DECEMBER 31, 2009
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

	Mutual Funds:

	Vanguard Wellington Fund	1,722,366	$85,808

	Total		$85,808

Index

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
VANGUARD INSTITUTIONAL INDEX FUND (FUND K)
AS OF DECEMBER 31, 2009
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

	Mutual Funds:

	Vanguard Institutional Index Fund	617,931	$63,017

	Total		$63,017

Index

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AMERICAN FUNDS EUROPACIFIC GROWTH FUND (FUND L)
AS OF DECEMBER 31, 2009
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

	Mutual Funds:

	American Funds EuroPacific Growth Fund	2,453,016	$93,901

	Total		$93,901

Index

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
WESTERN ASSET CORE PLUS FIXED INCOME FUND (FUND N)
AS OF DECEMBER 31, 2009
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

	Mutual Funds:

	Western Asset Core Plus Fixed Income Fund	4,842,014	$49,098

	Total		$49,098

Index

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
NEUBERGER BERMAN GENESIS FUND (FUND O)
AS OF DECEMBER 31, 2009
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

	Mutual Funds:

	Neuberger Berman Genesis Fund	1,792,025	$67,667

	Total		$67,667

Index

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
TCW VALUE OPPORTUNITIES FUND (FUND P)
AS OF DECEMBER 31, 2009
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

	Mutual Funds:

	TCW Value Opportunities Fund	1,840,258	$27,880

	Total		$27,880

Index

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
T. ROWE PRICE GROWTH STOCK FUND (FUND Q)
AS OF DECEMBER 31, 2009
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

	Mutual Funds:

	T. Rowe Price Growth Stock Fund	1,387,895	$38,181

	Total		$38,181

Index

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EATON VANCE LARGE CAP VALUE FUND (FUND R)
AS OF DECEMBER 31, 2009
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

	Mutual Funds:

	Eaton Vance Large Cap Value Fund	787,347	$13,212

	Total		$13,212

	Plan Total		$2,528,477